September 10, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Lauren Pierce, Staff Attorney or Jan Woo, Legal Branch Chief

Re: MSP Recovery, Inc.

Registration Statement on Form S-1

Filed June 5, 2024

File No. 333-279958

Dear Ms. Pierce:

We are submitting this letter on behalf of MSP Recovery, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission dated June 10, 2024 relating to the Company’s Registration Statement on Form S-1 (File No. 333-279958) submitted on June 5, 2024 (the “Registration Statement”). We are in receipt of your letter and set forth the Company’s responses to your comments below. For convenience, we have included the Staff’s comments in bold italics with the Company’s responses directly below. Amendment No. 1 to the Registration Statement on Form S-1/A has been updated accordingly, and is being filed concurrently herewith.

Registration Statement on Form S-1

Cover Page

1.
You disclose on the cover page and on page 5 that you are registering for resale 8,422,658 shares of your Class A Common Stock. The selling securityholders' table on page 87, however, indicates that the selling shareholders can sell up to 14,096,885 shares and several warrants. Please revise the registration statement to resolve the discrepancy or advise.

In response to the Staff's comment, the Company has revised the selling securityholders’ table, which can now be found on page 92 of the Form S-1/A, filed with the SEC on September 10, 2024.

Exhibits

2.
The legal opinion filed as Exhibit 5.1 references an earlier offering. Please file a new opinion that opines on the legality of the Company’s securities being registered in the current registration statement.

In response to the Staff's comment, the Company will amend the Form S-1/A filing with an exhibit only filing to include file a new Exhibit 5.1 for the current registration statement, which will opine on the legality of securities being offered in the current filed registration statement.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact Stephen Canner of Baker & McKenzie LLP at (212) 626-4884 or Jeremy Moore of Baker & McKenzie LLP at (713) 427-5000.

Sincerely,

/s/ Robert Strongarone

Name: Robert Strongarone

Title: Deputy General Counsel